Exhibit 99.3

GRANDE GROUP LIMITED
UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The following unaudited pro forma combined financial information has been prepared in accordance with Article 11 of Regulation S-X under the Securities Act of 1933, as amended and presents the pro forma effects of the acquisition (such transaction, the “Acquisition”) by Grande Group Limited (“Grande”), a company incorporated in British Virgin Islands with limited liability (the “Company”), of Proplus Company Limited (“Proplus”) for a consideration of US$10,000,000. The acquisition was completed on October 9, 2025 (“Closing Date”).

Description of the Acquisition

On October 1, 2025, Grande Group has entered into a Sale and Purchase Agreement (“SPA”) with United One Global Limited (the “Seller”). Pursuant to the SPA, Grande Group agreed to acquire 100% of the equity interest in Proplus from the Seller, the then sole shareholder of Proplus, for consideration consisting of a cash payment in the amount of HK$78,000,000 (approximately US$10,000,000) in cash, subject to certain terms. Through its wholly-owned subsidiaries, Harvest Group Limited and Shenzhen Zhenjing Investment Consulting Co., Ltd., Proplus principally engaged in supplying course materials.

The Acquisition has been accounted for in the Unaudited Pro Forma Condensed Combined Balance Sheet as of September 30, 2025 as if the Acquisition had occurred on the balance sheet date. The Unaudited Pro Forma Condensed Combined Statements of Operations for the year ended March 31, 2025 and the six months ended September 30, 2025, as if the Acquisition had occurred on April 1, 2024 and 2025.

The unaudited pro forma condensed combined financial information does not give effect to any cost savings, operating synergies or revenue synergies that may result from the Standard Acquisition or the costs to achieve any synergies.

The unaudited pro forma condensed combined financial statements are presented for informational purposes only, in accordance with Article 11 of Regulation S-X, and are not intended to represent or to be indicative of the income or financial position that the Company would have reported had Proplus been completed as of the dates set forth in the unaudited pro forma condensed combined financial statements due to various factors. The unaudited pro forma condensed combined Balance Sheet does not purport to represent the future financial position of the Company and the unaudited pro forma condensed combined statements of operations do not purport to represent the future results of operations of the Company.

The unaudited pro forma condensed combined financial statements reflect management’s preliminary estimates of the fair value of purchase consideration and the fair values of tangible and intangible assets acquired and liabilities assumed in the Acquisition. Since these unaudited pro forma condensed combined financial statements have been prepared based on preliminary estimates of the fair value of assets acquired and liabilities assumed, the actual amounts to be reported in future filings may differ materially from the amounts used in the pro forma condensed consolidated financial statements.

This unaudited pro forma condensed combined financial information was based on and should be read in conjunction with the Company’s historical financial statements and accompanying notes in its Form 20-F for the year ended March 31, 2025 and Form 6-K for the six months ended September 30, 2025.

The unaudited pro forma condensed combined financial statements have been prepared in accordance with Article 11 of Regulation S-X, as amended by Release No. 33-10786. The pro forma adjustments included herein include those adjustments that reflect the accounting for the respective transactions in accordance with U.S. GAAP (“Pro Forma Adjustments”). Adjustments to reflect synergies and/or dis-synergies related to the respective transactions (“management adjustments”), which are elective pro forma adjustments under Release No. 33-10786, have not been reflected herein.

The unaudited pro forma combined financial statements are for illustrative purposes only and are not necessarily indicative of the financial results that would have occurred if the Acquisition had been consummated on the dates indicated, nor is it necessarily indicative of the financial position or results of operations in the future. The pro forma adjustments, as described in the accompanying notes, are based upon available information and certain assumptions that are believed to be reasonable as of the date of this document. The unaudited pro forma combined financial information includes certain non-recurring transaction-related adjustments, as discussed in the accompanying notes.

The unaudited pro forma adjustments are based on available information and certain assumptions that management believes are reasonable under the circumstances. The unaudited pro forma condensed combined financial information is presented for informational purposes only, and is not intended to be a projection of future results. All pro forma adjustments and their underlying assumptions are described more fully in the notes to the unaudited pro forma condensed combined financial information.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

AS OF SEPTEMBER 30, 2025

	(A)	(B)
	Grande Group Limited	Proplus	Pro Forma Adjustment	Note	Pro Forma Combined
	US$	US$	US$		US$
ASSETS
Current assets
Cash and cash equivalents	11,476,898	145,532	(10,000,000)	(D)	1,622,430
Investment in equity security	179,334	-	-		179,334
Accounts receivable, net	125,441	-	-		125,441
Contract assets, net	10,174	-	-		10,174
Prepaid expenses and other current assets, net	67,864	1,142	-		69,006
Due from a related party	6	-	-		6
Total current assets	11,859,717	146,674	(10,000,000)		2,006,391

Non-current assets
Leasehold improvement and equipment, net	117,595	-	-		117,595
Right-of-use assets, operating lease	128,086	-	-		128,086
Intangible assets	-	-	2,338,028	(D)	2,338,028
Prepayments for the intangible assets	-	802,817	-		802,817
Goodwill	-	-	9,164,618	(C)	9,164,618
Total non-current assets	245,681	802,817	11,502,646		12,551,144

Total assets	12,105,398	949,491	1,502,646		14,557,535

LIABILITIES AND EQUITY
Current liabilities
Accrued expenses and other current liabilities	90,897	119,882	-		210,779
Contract liabilities	451,907	1,741,094	-		2,193,001
Lease liabilities	110,462	-	-		110,462
Due to related parties	1,821,726	6,654	-		1,828,380
Income tax payable	51,984	-	-		51,984
Total current liabilities	2,526,976	1,867,630	-		4,394,606

Non-current liabilities
Lease liability – non-current	17,624	-	-		17,624
Deferred tax liability	-	-	584,507		584,507
Total non-current liabilities	17,624	-	584,507		602,131

Total liabilities	2,544,600	1,867,630	584,507		4,996,737

Commitment and contingencies

Equity
Class A Ordinary Shares, par value $0.00001 per share, 4,950,000,000 shares authorized; 19,906,250 and 17,750,000 shares issued and outstanding as of September 30, 2025 and March 31 2025, respectively*	199	-	-		199
Class B Ordinary Shares, par value $0.00001 per share, 50,000,000 shares authorized; 5,000,000 and 5,000,000 shares issued and outstanding as of September 30, 2025 and March 31 2025, respectively*	50	-	-		50
Ordinary shares, par value $1 per share, 50,000 shares authorized; 1 issued and outstanding as of September 30, 2025 and 2024, respectively*	-	1	(1)	(D)	-
Subscription receivables	(128)	-	-		(128)
Additional paid-in capital	8,621,118	-	-		8,621,118
Retained earnings (Accumulated losses)	648,884	(918,140)	918,140	(D)	648,884
Total shareholders’ equity (deficit)	9,270,123	(918,139)	918,139		9,270,123
Non-controlling interest	290,675	-	-		290,675
TOTAL EQUITY	9,560,798	(918,139)	918,139		9,560,798
TOTAL LIABILITIES AND EQUITY	12,105,398	949,491	1,502,646		14,557,535

(A)	Derived from the Company’s unaudited interim condensed consolidated balance sheet as of September 30, 2025.

(B)	Derived from Proplus’s consolidated balance sheet as of September 30, 2025.

(C)	The excess of purchase consideration over the fair value of net tangible assets acquired is recorded as goodwill.

(D)	Reflects the preliminary purchase price allocation recorded, including the recognition of intangible assets based on fair value, and the elimination of the acquired company’s net assets balances in accordance with the acquisition method of accounting.

*	Share presented on a retroactive basis to reflect the Share Subscription, Share redesignation of the Company and current capital structure of Proplus.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

FOR THE YEAR ENDED MARCH 31, 2025

	(A)	(B)
	Grande Group Limited	Proplus	Pro Forma Adjustment	Pro Forma Combined
	US$	US$	US$	US$
Revenue	4,338,827	-	-	4,338,827
Cost of revenue	(1,019,658)	-	-	(1,019,658)
Gross profit	3,319,169	-	-	3,319,169

General and administrative expenses	(1,418,069)	(2,692)	-	(1,420,761)
Total operating expenses	(1,418,069)	(2,692)	-	(1,420,761)

Operating income (loss)	1,901,100	(2,692)	-	1,898,408

Other income
Interest income	9,350	-	-	9,350
Government subsidies	2,605	-	-	2,605
Other miscellaneous income	321	-	-	321
Total other income	12,276	-	-	12,276

Income (loss) before taxes	1,913,376	(2,692)	-	1,910,684
Provision for income taxes	(294,179)	-	-	(294,179)
Net income (loss)	1,619,197	(2,692)	-	1,616,505

Less: Net loss attributable to non-controlling interest	-	-	-	-
Net income (loss) attributable to shareholders of the Company	1,619,197	(2,692)	-	1,616,505

Income (loss) per share – Basic and diluted	0.11	(2,692)		0.11
Basic and diluted weighted average shares outstanding*	14,680,821	1		14,680,821

(A)	Derived from the Company’s audited consolidated statement of operation for the year ended March 31, 2025.

(B)	Derived from Proplus’s unaudited consolidated statements of operation for the year ended March 31, 2025.

*	Share presented on a retroactive basis to reflect the Share Subscription, Share redesignation of the Company and current capital structure of Proplus.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2025

	(A)	(B)
	Grande Group Limited	Proplus	Pro Forma Adjustment	Pro Forma Combined
	US$	US$	US$	US$
Revenue	293,929	167,410	-	461,339
Cost of revenue	(336,543)	(2,072)	-	(338,615)
Gross (loss) profit	(42,614)	165,338	-	122,724

General and administrative expenses	(1,158,751)	(1,079,078)	-	(2,237,829)
Total operating expenses	(1,158,751)	(1,079,078)	-	(2,237,829)

Operating loss	(1,201,365)	(913,740)	-	(2,115,105)

Other (expense) income
Interest income	90,713	23	-	90,736
Unrealized loss on equity security	(370,666)	-	-	(370,666)
Total other (expense) income, net	(279,953)	23	-	(279,930)

Loss before taxes	(1,481,318)	(913,717)	-	(2,395,035)
Provision for income taxes	-	-	-	-
Net loss	(1,481,318)	(913,717)	-	(2,395,035)

Less: Net loss attributable to non-controlling interest	(23,432)	-	-	(23,432)
Net loss attributable to shareholders of the Company	(1,457,886)	(913,717)	-	(2,371,603)

Loss per share – Basic and diluted	(0.06)	(913,717)		(0.10)
Basic and diluted weighted average shares outstanding*	23,822,746	1		23,822,746

(A)	Derived from the Company’s unaudited interim condensed consolidated statement of operation for the six months ended September 30, 2025.

(B)	Derived from Proplus’s unaudited consolidated statements of operation for the six months ended September 30, 2025.

*	Share presented on a retroactive basis to reflect the Share Subscription, Share redesignation of the Company and current capital structure of Proplus.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

Note 1 - Accounting for the Acquisition

The Acquisition was accounted for as a business combination using the acquisition method with the Company as the accounting acquirer in accordance with Accounting Standards Codification Topic 805 (“ASC 805”), Business Combinations. Under ASC 805, assets acquired and liabilities assumed in a business combination are to be recognized and measured at their estimated acquisition date fair value.

Under ASC 805, acquisition-related transaction costs (e.g., advisory, legal and other professional fees) are not included as a component of consideration transferred but are accounted for as expenses in the periods in which such costs are incurred.

Note 2 – Basis of Pro Forma Presentation

The unaudited pro forma condensed combined balance sheet gives effect to the Acquisition as if it had occurred on September 30, 2025. The unaudited pro forma condensed combined statement of operation for the year ended March 31, 2025 give effect to the Acquisition as if the Acquisition had occurred on April 1, 2024. The unaudited pro forma condensed combined statement of operation for the six months ended September 30, 2025 give effect to the Acquisition as if the Acquisition had occurred on April 1, 2025.

These unaudited pro forma combined financial statements are presented for illustrative purposes only. The pro forma adjustments are based upon available information and assumptions described below. The unaudited pro forma combined financial statements are not necessarily indicative of what the actual results of operations or financial position of Company would have been if the Acquisition had in fact occurred on the dates or for the periods indicated, nor does it purport to project the results of operations or financial position of the Company for any future periods or as of any date. The unaudited pro forma combined financial statement does not give effect to any cost savings, operating synergies, and revenue enhancements expected to result from the transactions or the costs to achieve these cost savings, operating synergies, and revenue enhancements.

As the accounting acquirer, the Company has recorded the assets acquired and liabilities assumed of Proplus at their estimated fair values as of the acquisition date. The excess of the purchase consideration over the fair value of net assets acquired, if any, is recorded as goodwill.

The unaudited pro forma combined financial information was prepared using the acquisition method of accounting and is based on the historical financial statements of Company and Proplus. The acquisition method of accounting is based on ASC 805, Business Combinations, with the Company as the accounting acquirer, and uses the fair value concepts defined in ASC 820, Fair Value Measurement.

ASC 805 requires, among other things, that the assets acquired and liabilities assumed be recognized at their fair values as of the acquisition date. In addition, ASC 805 requires that the consideration transferred be measured at the date the Acquisition is completed.

ASC 820 defines the term “fair value,” sets forth the valuation requirements for any asset or liability measured at fair value, expands related disclosure requirements and specifies a hierarchy of valuation techniques based on the nature of the inputs used to develop the fair value measures. Fair value is defined in ASC 820 as “the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.” This is an exit price concept for the valuation of the asset or liability. In addition, market participants are assumed to be buyers and sellers in the principal (or the most advantageous) market for the asset or liability. Fair value measurements for an asset assume the highest and best use by these market participants. As a result of these standards, the Company may be required to record the fair value of assets which are not intended to be used or sold and/or to value assets at fair value measures that do not reflect Company’s intended use of those assets. Many of these fair value measurements can be highly subjective, and it is possible that other professionals, applying reasonable judgment to the same facts and circumstances, could develop and support a range of alternative estimated amounts.

Under the acquisition method of accounting, the assets acquired and liabilities assumed are recorded, as of the completion of the Acquisition, primarily at their respective fair values, with the excess of the purchase consideration over the fair value of Proplus’s net assets, allocated to goodwill, if any, and added to those of the Company. Financial statements and reported results of operations of the Company issued after completion of the Acquisition will reflect these values and will not be retroactively restated to reflect the historical financial position or results of operations of Proplus. The pro forma allocation of purchase consideration and the related fair value of the purchase consideration presented in the unaudited pro forma condensed combined financial information is preliminary and subject to change. The final purchase price allocation will be determined during the measurement period and may differ materially from the amounts reflected in the pro forma information. In accordance with ASC 805, the final allocation will be completed as soon as practicable, but no later than one year after the Closing Date.

Under ASC 805, acquisition-related transaction costs (e.g., advisory, legal and other professional fees) are not included as a component of consideration transferred but are accounted for as expenses in the periods in which such costs are incurred.

The unaudited pro forma condensed combined financial statements do not include any adjustments to the realization of any costs (or cost savings) from operating efficiencies, synergies, or other restructuring activities that might result from the Acquisition. The pro forma adjustments represent management’s best estimates and are based upon currently available information and certain assumptions that the Company believes are reasonable under the circumstances.

The unaudited pro forma condensed combined financial information is presented for informational purposes only and does not necessarily indicate the financial results of the combined company had the companies been combined at the beginning of the period presented, nor does it necessarily indicate the results of operations in future periods or the future financial position of the combined company.

These unaudited pro forma condensed combined financial statements are presented based on accounting principles generally accepted in the United States of America (“U.S. GAAP”). The historical financial statements of the Company and Proplus were prepared in accordance with U.S. GAAP; the historical financial statements.

Note 3 – Accounting Policies and Reclassifications

Upon consummation of the Acquisition, the Company performed a comprehensive review of the two entities’ accounting policies. Based on its analysis, the Company did not identify any differences that would have a material impact on the unaudited pro forma combined financial information. As a result, the unaudited pro forma combined financial information does not assume any differences in accounting policies.

Note 4 – Consideration and Purchase Price

Prior to the Acquisition, the Company held nil shares of Proplus and the ownership of Proplus was nil. On October 9, 2025, the Company completed the acquisition of 100% of the issued and outstanding shares of Proplus, at a total consideration of US$10 million. Upon completion of the Acquisition, Proplus became a wholly-owned subsidiary of the Company.

The following table presents the calculation of preliminary purchase consideration:

US$
Purchase price at Closing Date	10,000,000
Fair value of non-controlling shareholders	-
Total allocated purchase price	10,000,000

The allocation of the consideration is preliminary and pending finalization of various estimates, inputs and analyses. Since this pro forma financial information has been prepared based on preliminary estimates of consideration and fair values attributable to the Acquisition, the actual amounts eventually recorded in accordance with the acquisition method of accounting, including the identifiable intangibles and goodwill, may differ materially from the information presented.

Note 5 – Allocation of the Purchase Price

The following table presents the preliminary purchase price allocation of the assets acquired and the liabilities assumed as if the Acquisition occurred on September 30, 2025.

US$
ASSETS
Cash	145,532
Prepayment	1,142
Intangible asset	2,338,028
Prepayment for intangible asset	802,817
Goodwill	9,164,618
Total assets acquired	12,452,137

LIABILITIES
Other payables and accrued liabilities	(119,882)
Amounts due to related parties	(6,654)
Contract liabilities	(1,741,094)
Deferred tax liability	(584,507)
Total liabilities acquired	(2,452,137)

Net assets acquired	10,000,000

Preliminary Purchase Price Allocation of Proplus

The business combination accounting is not yet final, and the amounts assigned to the assets acquired and the liabilities assumed are provisional. Therefore, this may result in future adjustments to the provisional amounts as new information is obtained about the facts and circumstances that existed at the acquisition date. The final purchase price allocation will be determined when the Company has completed the detailed valuations and necessary calculations. The final allocation could differ materially from the preliminary allocation used in the pro forma adjustments.